Offering Statement for StemSation International, Inc

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   StemSation International, Inc

   7777 Glades Rd

Suite 203
Boca Raton, FL 33434

Eligibility

2. **The following are true for StemSation International, Inc:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Ray C. Carter, Jr.

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Ray is the Founder, President and CEO of StemSation International. For over 30 years, Ray has directed growth in both private and public direct selling companies, from start-ups to Fortune 500 firms. Throughout his distinguished career, Carter has demonstrated extraordinary vision and business acumen that embraces all aspects of corporate management, including product development, procurement, manufacturing, sales and marketing, corporate administration, information systems and finance. Much of Ray's career has been focused on creating and marketing cutting-edge health and wellness products, most recently pioneering and launching a new category of dietary supplement called stem cell nutrition to support the body's natural renewal system. A native of southern New Hampshire, Carter received a Bachelor of Science degree in Business Administration from the University of Maine in 1985 and graduated with honors from Southern New Hampshire University with a Master of Business Administration in Management in 1990. His facility with languages has enabled him to address international gatherings in more than a dozen native tongues. Founder, President & CEO, StemSation International (August 2019 - Present) President &

CEO, Stemtech HealthSciences Corp.,(2014-2019)

Name
Nicholas Panza

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Nicholas Panza is the VP of Operations at StemSation International. In 2010, Nick founded a home security company based in South Florida. For five years, Nick grew the business domestically by providing customer support and service in over 15 states. At its height, the business generated over 3,000 new customer contracts in a single year. Nick has a successful track record in team sales training, customer acquisition, targeted marketing strategies, and call center logistics. In 2015, Nick expanded operations to the Philippines by partnering with an Associate Judge of the Sandiganbayan court, a special appellate collegial court in the Philippines. The expanded operations included marketing and lead generation with over 150 employees. During this time, Nick developed sales and marketing campaigns as well as customer support protocols for several US based and international clients. VP of Operations, StemSation International (August 2019 - Present) Owner, Interactive Marketing Partners, LLC, (2014-2018)

Name
Dr. Mira Gadzala

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mira Gadzala is the Chief Scientific Officer of StemSation International. Dr. Gadzala has three decades of experience in formulating natural dietary supplement products and is the founder of BioCell Rejuvenation™, a consulting, research and development company in the field of alternative health and vitamins. Her most recent work involves researching and formulating advanced stem cell nutrition products. Dr. Gadzala holds a PhD degree in Holistic Nutrition, a Master of Sciences (MSc) in Cell Biology and pursued a doctoral degree in Cell Biology. She has been granted a full Board Certification as an Alternative Medical Practitioner (AMP) by the American Alternative Medical Association and holds two prestigious designations: Registered Orthomolecular Health Practitioner (ROHP) and Registered Nutritional Consultant Practitioner (RNCP). Dr. Gadzala is a member of several health organizations, including the American Alternative Medical Association and International Organization of Nutritional Consultants (Canada, USA), and has served on the Advisory Board of the "Cellular Health Communication" magazine (US) and as a primary member of the Institutional Animal Care and Use Committee (IACUC) at a California-based vitamin research company. Chief Scientific Officer, StemSation International (August 2019 - Present) Senior Vice President, R&D, StemTech Corp., (2016-2019)

Name
David Casanova

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
David Casanova is the SVP, Global Sales and Marketing of StemSation International. David has over 30 years of experience in the direct selling industry. His strength is in creating highly motivated, customer-oriented teams worldwide. He began his career with Amway and he also worked as an executive with other major industry players such as Nuskin and Natura. David also has many years of start-up company experience, successfully growing organizations from the ground up. David has lived and worked around the globe, with special talents and experience in growing the United States and Latin American markets. He excels at understanding and supporting field leaders with marketing initiatives to help them achieve high-performance levels. David is bilingual in English and Spanish. SVP Global Sales and Marketing, StemSation International (August 2019 - Present) Senior VP Global Sales, Stemtech, (2018-2019) International Director, Fuxion, (2014-2018)

Name
Svetlana Nedkovska

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Svetlana plans to become the Managing Director, Europe for StemSation upon completion of this offering. She has over three decades of business experience in large international companies, mostly in the direct selling industry for the European region. Based in Bulgaria, she brings passion to our business and is a truly inspiring leader and community charitable volunteer. Svetlana holds a Master's degree in Industrial Management, and a Master's degree in Organizational Psychology & Consulting. She is a Certified Mediator, an experienced business and organizational analyst and consultant. Svetlana is fluent in English, Bulgarian and Russian. Managing Director, Europe, StemSation International (Upon Completion of this Offering) Managing Director, Europe, Stemtech Corporation (2016-2019)

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

    ### Panza Family Trust

Securities:	66,500,000
Class:	Common Stock
Voting Power:	34.9%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

    StemSation™ is a company comprised of a team of professionals with decades of successful experience in the health and wellness industry. We are focused on creating all-natural solutions by researching the latest ingredients and technologies that help you to look, feel and function at your best. We utilize the powerful direct selling channel to promote entrepreneurship and effectively spread our wellness message around the world. StemSation is focused on the development and direct selling of novel, all-natural wellness products that support two of the most recently discovered systems of the human body. We are all familiar with many of the systems of the human body found and identified by the medical and scientific communities over time, like the skeletal system, cardiovascular system, nervous system, etc. As our medical and scientific knowledge continues to advance, it is remarkable that we continue to discover and identify "new" systems of the human body. The two most recent systems to be discovered are the body's stem cell system (SCS) of renewal and repair and the endocannabinoid system (ECS) of regulating physiological functions in both the central and peripheral nervous system and in peripheral organs.

StemSation International, Inc currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in StemSation International, Inc speculative or risky:**
   1. An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors described below together with all of the other information contained herein. Each of these risks could have a material adverse effect on our business, operating results, financial condition and/or growth prospects. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. If any of these risks actually occur, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and shareholders could lose all or part of their investment.
   2. You may lose your entire investment. Prospective investors should be aware that if the Company is not successful in its endeavors, their entire investment in the Company could become worthless. Even if the Company is successful, there can be no assurances that investors will derive a profit from their investment.
   3. We will have access to your investment proceeds when we reach the target offering amount of $10,000. This offering is being conducted on a best efforts basis. There can be no assurance that we will raise $1,070,000 and could fail to create a network marketing company that offers products based on nutraceutical stem cell technology.
   4. We will need to raise additional capital. We will require additional financing if we are going to fully implement our long-term business plan. Any debt or equity financing may be dilutive to shareholders, and debt financing, if available, would increase expenses and may involve restrictive covenants. The Company has nominal liquid assets to commence operations and is reliant on the proceeds of this offering to commence operations. The Company may be required to raise additional capital, at times and in amounts, which are uncertain, especially under the current capital market conditions. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition. As such, we may be required to delay, reduce or eliminate our marketing programs. The stem cell industry is a rapidly evolving market. Our inability to take advantage of opportunities because of capital constraints may have a material adverse effect on our business and our prospects.
   5. We have a limited operating history and may not be successful in developing profitable business operations. Our business operations must be considered in light of the risks, expenses and difficulties frequently encountered in producing stem cell products. We have not yet commenced operations or generated revenues and have limited assets. There is nothing at this time on which to base an assumption that our business operations will be successful in the long-term. Our future operating results will depend on many factors, including: (i) our ability to raise

adequate working capital; (ii) success as a distributor and manufacturer; (iii) demand for our products; (iv) the level of our competition; and (v) our ability to attract and maintain key management and employees. While our proposed Managing Team has significant experience in business, there can be no assurance that this experience will help us implement our business plan. Our prospects for success must be considered in the context of a new company in a highly competitive industry with few barriers to entry.

6. There is substantial doubt about our ability to continue as a going concern We initially expect to incur losses in the development of our business, all which casts substantial doubt about our ability to fully implement our business plan. Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. We may not be able to operate our business successfully or generate sufficient cash flows to meet our operational requirements. We may not achieve profitability or positive cash flow. Our ability to achieve and maintain profitability and positive cash flow will be dependent upon the success of the production and distribution of our stem cell products. Based upon current plans, we expect to incur operating losses in future periods because we expect to incur expenses which will exceed revenues for an unknown period of time. We cannot guarantee that we will be successful in generating sufficient revenues to support operations in the future.

7. Protecting and defending against intellectual property claims may have a material adverse effect on our business. We plan to file patents in most jurisdictions as our business plan develops. As such, we may receive notice that others have infringed on our proprietary rights or that we have infringed on the intellectual property rights of others. There can be no assurance that infringement or invalidity claims will not materially adversely affect our business, financial condition or results of operations. Regardless of the validity or the success of the assertion of claims, we could incur significant costs and diversion of resources in protecting or defending against claims, which could have a material adverse effect on our business, financial condition or results of operations.

8. A fundamental requirement for electronically billing our customers is the secure transmission of confidential information and media over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. The law relating to the liability of providers of online payment services is currently unsettled and states may enact their own rules with which we may not comply. We rely on third party providers to process and guarantee payments made by our subscribers up to certain limits, and we may be unable to prevent our customers from fraudulently receiving goods and services. Our liability risk will increase if a larger fraction of transactions effected using our cloud-based services involve fraudulent or disputed credit card transactions.

9. We have limited capital and will need to raise additional capital in the future. We do not currently have sufficient capital to fund operations and our planned growth. We will require additional capital to commence operations. We may not be unable to obtain additional capital when required. Future business development activities, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of additional capital and cash flow.

10. We may pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. We may not be successful in identifying suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means. If we do not succeed in raising additional capital, our resources may not be sufficient to fund our planned operations.

11. Any additional capital raised through the sale of equity may dilute the ownership percentage of our Shareholders. Raising any such capital could also result in a decrease in the fair market value of our Shares because our assets would be owned by a larger pool of outstanding Shareholders. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee

incentive plans, which may have a further dilutive effect.

12. Our ability to obtain financing, if and when necessary, may be impaired by such factors as the capital markets (both generally and in our industry in particular), our limited operating history, national unemployment rates and the departure of key employees. Further, economic downturns will likely increase our requirements for capital. If the amount of capital we are able to raise from financing activities, together with any revenues we may generate from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), we may be required to cease our operations, divest our assets at unattractive prices or obtain financing on unattractive terms. If any of the foregoing should happen, you will lose your entire investment.

13. The U.S. Food and Drug Administration has recently called into question the legality of products containing CBD sold as dietary supplements. In a question and answer page ("Q&A Posting") posted in mid-May 2015 on the U.S. Food and Drug Administration's ("FDA") website relating to marijuana products, the FDA indicated that products containing CBD cannot be sold as dietary supplements. The FDA stated that "based on available evidence, FDA has concluded that cannabidiol products are excluded from the dietary supplement definition (the "IND Preclusion") under Section 201(ff)(3)(B)(ii) of the Federal Food, Drug, and Cosmetic Act" (the "FD&C Act"). Under that provision, if a substance (such as CBD) has been authorized for investigation as a new drug for which substantial clinical investigations have been instituted and for which the existence of such investigations has been made public, the products containing that substance are excluded from the Section 201(ff)(3)(B)(ii) definition of a dietary supplement. There is an exception to the IND Preclusion if the substance was "marketed as" a dietary supplement or as a conventional food before substantial clinical investigations were instituted pursuant to an authorization for investigation of a new drug and made public, as further discussed below; however, based on available evidence, the FDA concluded that this is not the case for cannabidiol (CBD). This Q&A Posting by the FDA did not institute any rulemaking procedures or provide an opportunity for public comment in arriving at its conclusion regarding CBD in dietary supplements. The investigational new drug ("IND") preclusion language from section 201(ff) of the FD&C Act includes several requirements that must be met for a certain ingredient to be precluded from the definition of a dietary supplement. First, the ingredient must have been authorized by FDA for investigation as a new drug. Next, substantial clinical investigations must have been instituted. These substantial clinical investigations must also be made public. Lastly, all of the above must have occurred prior to the marketing of the ingredient as a dietary supplement or food. That is, all of these conditions must be met before the article can be precluded from the definition of a dietary supplement under section 201(ff)(3)(B)(ii) of the FD&C Act. The FDA did not provide any information for IND's that may serve as a basis for its Q&A Posting. In fact, in the Company's opinion, the FDA failed to follow appropriate rulemaking and notice procedures in issuing its position on CBD in dietary supplements as required by law under the Administration Procedure Act, which requires that FDA give notice of proposed rules, and accept and respond to public comments in finalizing a rule. Notwithstanding the FDA's Q&A Posting, it is our opinion, which is broadly shared by the marketplace, that CBD has been marketed as a dietary supplement prior to commencement and public notice of any substantial clinical investigations instituted on CBD, as the investigations that were publicized were not substantial as they were limited in number and preliminary in nature, thereby rendering the IND Preclusion inapplicable.

14. There is limited availability of clinical studies. Although industrial hemp has a long history of human consumption, and the Company believes all of its products to be safe when taken as directed by the Company, there is little long-term experience with human consumption of certain of these innovative product ingredients or combinations thereof in concentrated form. Although the Company performs research and/or tests the formulation and production of its products, there is limited clinical data regarding the safety and benefits of ingesting industrial hemp-based products. Any instance of illness or negative side effects of ingesting industrial hemp-based products would have a material adverse effect on our business and operations.

15. Government regulation of cannabis and hemp is constantly evolving, and unfavorable developments could have an adverse effect on our operating results. Any changes in laws or regulations relating to cannabis and hemp could adversely affect our business, results of operations and our business prospects.

16. Loss of key contracts with our suppliers, renegotiation of such agreements on less favorable

terms or other actions these third parties may take could harm our business. Most of our agreements with suppliers of our industrial hemp are short term. The loss of these agreements, or the renegotiation of these agreements on less favorable economic or other terms, could limit our ability to procure raw material to manufacture our products. This could negatively affect our ability to meet consumer demand for our products. Upon expiration or termination of these agreements, our competitors may be able to secure industrial hemp from our existing suppliers which will put the company at a competitive disadvantage in the market.

17. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

18. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

19. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

20. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

21. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

22. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

23. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

24. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

25. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

26. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

27. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

StemSation International, Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The funding raised from this round is expected to be used for the following : Compensation for Managers, repayment of notes, inventory, product development, global sales and marketing, education and training.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Compensation for Managers	$0	$100,000
Working Capital	$0	$0
Repayment of Notes	$0	$120,000
Acquisition of Inventory	$9,510	$677,570
Marketing Expenses	$0	$75,000
IWA Education/Training	$0	$25,000
Product Development	$0	$20,000
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and StemSation International, Inc must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.05 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	1,000,000,000	190,382,833	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrants to purchase common stock	Our CEO holds warrants that can be exercised until November 1, 2026 to purchase our common stock at an exercise price of $0.00033 per share. They vest in accordance with the terms noted below in paragraph 18.	105,000,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

You will experience dilution if any of the vested warrants issued to our CEO, Ray Carter, Jr. are exercised by him before they expire on November 1, 2026. The warrants vest as follows: (a) 15,000,000 warrants vest subject to the Company's receipt of $500,000 of equity capital; (b) 15,000,000 warrants vest subject to the receipt of $1,000,000 of equity capital; (c) 15,000,000 warrants vest subject to the receipt of $1,500,000 of equity capital; (d) 30,000,000 warrants vest subject to the receipt of $10,000,000 of more in gross revenue in any 12-month period; (e) 15,000,000 warrants vest subject to the receipt of $20,000,000 of more in gross revenue in any 12-month period; and (f) 15,000,000 warrants vest subject to the receipt of $30,000,000 of more in gross revenue in any 12-month period. See also paragraph 24 below. If all of our debt goes into default, the debt holders will be able to convert the debt principal balance into shares of common stock at a price of $0.001 per share, or 180,000,000 shares of common stock, which will dilute your ownership.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

At this time the only entity that holds more than 20% of the outstanding voting securities is the Panza Family Trust ("Panza"). Panza does not hold any special rights that would affect the purchasers of the Reg CF securities being offered. However, Panza does have the ability to make decisions that are not in purchaser's best interests. As a minority owner, a purchaser may be outvoted on issues that impact his or her investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Minority shareholders rights are as follows: As minority owners, you are subject to the decisions made by the management team. The issued and outstanding shares of common stock give the management tea voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

We have limited capital and will need to raise additional capital in the future. We do not currently have sufficient capital to fund operations and our planned growth. We will require additional capital to commence operations. We may not be unable to obtain additional capital when required. Future business development activities, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of additional capital and cash flow. We may pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. We may not be successful in identifying suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means. If we do not succeed in raising additional capital, our resources may not be sufficient to fund our planned operations. Any additional capital raised through the sale of equity may dilute the ownership percentage of our Shareholders. Raising any such capital could also result in a decrease in the fair market value of our Shares because our assets would be owned by a larger pool of outstanding Shareholders. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect. Our ability to obtain financing, if and when necessary, may be impaired by such factors as the capital markets (both generally and in our industry in particular), our limited operating history, national unemployment rates and the departure of key employees. Further, economic downturns will likely increase our requirements for capital. If the amount of capital we are able to raise from financing activities, together with any revenues we may generate from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), we may be required to cease our operations, divest our assets at unattractive prices or obtain financing on unattractive terms. If any of the foregoing should happen, you will lose your entire investment. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. Our success will be largely dependent on our management and in particular Ray C. Carter, Dr. Mira Gadzala, David Casanova, Panther Wilde and Nick Panza. At times, the Company may transact business with Related Parties. Related parties may be in a position to exert dominant influence over an entity or its management and, when a single person or small group of persons is capable of exerting such influence, that represents a fraud risk factor.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Private investor
Amount Outstanding:	$60,000
Interest Rate:	0.0%
Maturity Date:	December 31, 2019
Other Material Terms:	

If the loan is paid prior to November 29, 2019, a $5,000 reduction in principal is granted. In the event of default, the loan bears an interest rate of 24% per annum, the loan balance is multiplied by 150% and the note balance will become convertible into common stock at a fixed conversion rate of $0.001 The convertible feature indicated a conversion that is below market value and below the per share price of the common stock in this offering statement. As a result, if the note is in default, the Company will record a beneficial conversion feature and related debt discount. The note is secured by the Company's inventory.

Creditor(s):	Private investor
Amount Outstanding:	$30,000
Interest Rate:	0.0%
Maturity Date:	January 1, 2020
Other Material Terms:	

Creditor(s):		
	Amount Outstanding:	$0
Interest Rate:	0.0%	
Maturity Date:		
Other Material Terms:		

If the loan is paid prior to December 2, 2019, a $2,500 reduction in principal is granted. In the event of default, the loan bears an interest rate of 24% per annum, the loan balance is multiplied by 150% and the note balance will become convertible into common stock at a fixed conversion rate of $0.001 The convertible feature indicated a conversion that is below market value and below the per share price of the common stock in this offering statement. As a result, if the note is in default, the Company will record a beneficial conversion feature and related debt discount. The note is secured by the Company's inventory.

Creditor(s):	Private investor
Amount Outstanding:	$30,000
Interest Rate:	0.0%
Maturity Date:	January 8, 2020
Other Material Terms:	

If the loan is paid prior to December 9, 2019, a $2,500 reduction in principal is granted. In the event of default, the loan bears an interest rate of 24% per annum, the loan balance is multiplied by 150% and the note balance will become convertible into common stock at a fixed conversion rate of $0.001 The convertible feature indicated a conversion that is below market value and below the per share price of the common stock in this offering statement. As a result, if the note is in default, the Company will record a beneficial conversion feature and related debt discount. The note is secured by the Company's inventory.

25. **What other exempt offerings has StemSation International, Inc conducted within the past three years?**

    Date of Offering: 08/2019

    Exemption: Section 4(a)(2)

    Securities Offered: Common Stock

    Amount Sold: $157,500

    Use of Proceeds:

        Form Companies/Subsidiaries. Lease corporate office space. Hire key executives. Set up website and portal for distributors to track downline, shipments, commissions, etc. Design initial product formulas and labels + pay for initial samples. Begin recruiting process. Attorney fees and accountant fees.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

As reflected in the accompanying unaudited financial statements, the Company used cash in operations of $181, has an accumulated deficit of $1,670,736, has a net loss of $29,582 for the year ended December 31, 2018 and $30,042 for the year ended December 31, 2017 and has $341,479 in notes in default. In August 2019, (1) the outstanding notes that were in default have all been converted to shares of common stock; (2) investors subscribed for $ 157,500 worth of shares of common stock; (3) the Company had a change of control by appointing Ray C. Carter as an officer and director; and (4) the Company changed its name to StemSation International, Inc. The Company's business focus changed to the direct selling of novel, all-natural wellness products. Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company and its shareholders. The operating history of the previous operations are not representative of what investors should expect in the future as previously the Company's operations consisted of purchasing single family homes with a minimum discount of 25% off appraisal and sell those assets for 100% of appraisal. In order to assist buyers in securing financing, the Company had developed a 49-year mortgage product. The 49-year mortgage was developed to benefit borrowers that honor their debt by making timely payments. This business has no correlation to the Company's current operations. The current business, which does not have lines of credit or required contributions by shareholders, subject to this financing, is to sell novel, all-natural wellness products through a network marketing distribution channel, which is a subset of the direct selling channel. Network marketing utilizes independent distributors whose compensation is 100% commission based. StemSation's distributors (referred to as: "Independent Wellness Advocates" or "IWAs") come from all walks of life, from healthcare practitioners to part time stay-at-home moms to full-time professional networkers. We believe this channel is typically the most cost -effective choice when a product is unique and has a story behind it that needs to be told. We believe this strategy allows a company to expand rapidly on a global basis without the overhead burden of a large salary-based employee sales force. IWAs shall use a replicated StemSation website in order to help them to share products online. StemSation shall utilize a product return policy and other policies recommended and sanctioned by the industry's largest trade group, the Direct Selling Association (DSA). Many countries globally are not ideal for a direct selling model, so more traditional licensing deals can be obtained to sell products through pharmacies, retail stores, health spas and hospitals.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

   See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**

1. association with an entity regulated by such commission, authority, agency or officer?
2. engaging in the business of securities, insurance or banking?
3. engaging in savings association or credit union activities?

2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

StemSation International, Inc answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf
Opportunity:	
Offering Page JPG:	offeringpage.jpg
Pitch Deck:	pitchdeck.pdf
Financials:	
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: www.stemsation.global

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.